UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Forward Pharma A/S

(Name of Issuer)

Ordinary Shares, nominal value DKK 0.01 per share

(Title of Class of Securities)

34986J 204

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34986J 204	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Rosetta Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,296,510 ordinary shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,296,510 ordinary shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,296,510 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using 99,276,587 ordinary shares outstanding as disclosed in the Issuer’s notice of general meeting, filed with the Securities and Exchange Commission on May 5, 2022.

CUSIP No. 34986J 204	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): BML General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,296,510 ordinary shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,296,510 ordinary shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,296,510 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using 99,276,587 ordinary shares outstanding as disclosed in the Issuer’s notice of general meeting, filed with the Securities and Exchange Commission on May 5, 2022.

CUSIP No. 34986J 204	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Rosetta Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,296,510 ordinary shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,296,510 ordinary shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,296,510 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using 99,276,587 ordinary shares outstanding as disclosed in the Issuer’s notice of general meeting, filed with the Securities and Exchange Commission on May 5, 2022.

CUSIP No. 34986J 204	13G	Page 5 of 10 Pages

Item 1(a)	Name of Issuer:

Forward Pharma A/S (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Østergade 24A, 1, 1100 Copenhagen K, Denmark

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Rosetta Capital I, LP (“Rosetta I”), BML General Partner Limited (“BML General”), and Rosetta Capital Limited (“Rosetta Capital” and together with BML General, the “Rosetta Entities”) (the Rosetta Entities together with Rosetta I, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

●	Rosetta Capital I, LP, c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

●	BML General Partner Limited, c/o Rosetta Capital Limited, Rectory House Thame Road, Haddenham, Bucks, England, HP17 8DA.

●	Rosetta Capital Limited, c/o Rosetta Capital Limited, Rectory House Thame Road, Haddenham, Bucks, England, HP17 8DA.

Item 2(c)	Citizenship:

Rosetta I is a limited partnership organized under the laws of the State of Delaware.

BML General and Rosetta Capital are each a private company limited by share capital and organized under the laws of the United Kingdom.

Item 2(d)	Title of Class of Securities:

Ordinary Shares of the Issuer, nominal value DKK 0.01 per share (the “Ordinary Shares”).

Item 2(e)	CUSIP Number:

34986J 204

CUSIP No. 34986J 204	13G	Page 6 of 10 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

(1)	Rosetta I directly owns 5,296,510 Ordinary Shares, or approximately 5.3% of the total number of Ordinary Shares outstanding.

(2)	The Rosetta Entities control Rosetta I through their respective direct and indirect ownership of Rosetta I partnership units, and may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held by Rosetta I by virtue of their ability to collectively direct the decisions of Rosetta I.

(3)	Rosetta Capital, in its capacity as the general partner of BML General, which is the general partner of Rosetta I, has the ability to direct the investment decisions of BML General, including the power to direct the decisions of the BML General regarding the vote or disposition of securities directly held by Rosetta I; therefore, Rosetta Capital may be deemed to beneficially own the Ordinary Shares of the Issuer held by Rosetta I.

CUSIP No. 34986J 204	13G	Page 7 of 10 Pages

By virtue of the relationships described above, each of the Reporting Persons, other than Rosetta I, may be deemed to have indirect beneficial ownership of 5,296,510 Ordinary Shares of the Issuer held by Rosetta I, or approximately 5.3% of the total number of Ordinary Shares outstanding.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person other than Rosetta I.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

CUSIP No. 34986J 204	13G	Page 8 of 10 Pages

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 34986J 204	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Joint Filing Agreement listed on Exhibit 99.1 hereto.

Dated: February 14, 2023.

ROSETTA CAPITAL I, LP

By:	/s/ Michael Forer
Name:	Michael Forer
Its:	Director of the General Partner

BML GENERAL PARTNER LIMITED

By:	/s/ Michael Forer
Name:	Michael Forer
Its:	Director

ROSETTA CAPITAL LIMITED

By:	/s/ Michael Forer
Name:	Michael Forer
Its:	Director

CUSIP No. 34986J 204	13G	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.
99.1	Joint Filing Agreement dated as of February 14, 2023, by and among each of the Reporting Persons